# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Space Asset Acquisition Corp., CIK 0002091222
CUSIP: G8375S101
Title of class of securities: Class A ordinary shares, $0.0001 par value
Address of issuer's principal executive offices: 174 NASSAU STREET, SUITE 2100, 174 NASSAU STREET, SUITE 2100, PRINCETON, New Jersey (NJ), 08542
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001213900-26-012718
Filed by CIK 0001767393

## Reporting persons
- RP Investment Advisors LP: type of reporting person: non-U.S. institution (FI), partnership (PN), investment adviser (IA); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,821,346; sole dispositive power 0; shared dispositive power 1,821,346; aggregate amount beneficially owned 1,821,346 (7.7% of the class)
  Comment: This calculation is rounded to the nearest tenth and is based upon 23,645,000 Class A ordinary shares issued and outstanding as of March 27, 2026, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 27, 2026.
- RP Select Opportunities Master Fund Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,044,994; sole dispositive power 0; shared dispositive power 1,044,994; aggregate amount beneficially owned 1,044,994 (4.4% of the class)
  Comment: This calculation is rounded to the nearest tenth and is based upon 23,645,000 Class A ordinary shares issued and outstanding as of March 27, 2026, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 27, 2026.
- RP Debt Opportunities Fund Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 203,262; sole dispositive power 0; shared dispositive power 203,262; aggregate amount beneficially owned 203,262 (0.9% of the class)
  Comment: This calculation is rounded to the nearest tenth and is based upon 23,645,000 Class A ordinary shares issued and outstanding as of March 27, 2026, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 27, 2026.
- RP Alternative Global Bond Fund: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); sole voting power 0; shared voting power 390,954; sole dispositive power 0; shared dispositive power 390,954; aggregate amount beneficially owned 390,954 (1.7% of the class)
  Comment: This calculation is rounded to the nearest tenth and is based upon 23,645,000 Class A ordinary shares issued and outstanding as of March 27, 2026, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 27, 2026.
- RP Alternative Credit Opportunities Fund: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); sole voting power 0; shared voting power 182,136; sole dispositive power 0; shared dispositive power 182,136; aggregate amount beneficially owned 182,136 (0.8% of the class)
  Comment: This calculation is rounded to the nearest tenth and is based upon 23,645,000 Class A ordinary shares issued and outstanding as of March 27, 2026, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 27, 2026.

## Item 1. Issuer
Name of issuer: Space Asset Acquisition Corp.
Address of issuer's principal executive offices: 174 NASSAU STREET, SUITE 2100, 174 NASSAU STREET, SUITE 2100, PRINCETON, NEW JERSEY, 08542.

## Item 2. Person Filing
Name of person filing:
This statement is jointly filed by and on behalf of each of RP Investment Advisors LP, RP Select Opportunities Master Fund Ltd., RP Debt Opportunities Fund Ltd., RP Alternative Global Bond Fund and RP Alternative Credit Opportunities Fund. RP Select Opportunities Master Fund Ltd., RP Debt Opportunities Fund Ltd., RP Alternative Global Bond Fund and RP Alternative Credit Opportunities Fund (the "Funds") are the record and direct beneficial owners of the securities covered by this statement. RP Investment Advisors LP is the investment advisor of, and may be deemed to be beneficially own securities owned by, the Funds. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement. Each of the reporting persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.
Address of principal business office or, if none, residence: The address of the principal business office of each of the reporting persons is 39 Hazelton Avenue, Toronto, Ontario, Canada, M5R 2E3
Citizenship: See Item 4 on the cover page(s) hereto.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover page(s) hereto.
Percent of class: See Item 11 on the cover page(s) hereto.
Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.
Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.
Sole power to dispose or to direct the disposition: See Item 7 on the cover page(s) hereto.
Shared power to dispose or to direct the disposition: See Item 8 on the cover page(s) hereto

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement (filed herewith).

## Signatures
- RP Investment Advisors LP: /s/ Richard Pilosof, Richard Pilosof, Chief Executive Officer, RP Investment Advisors LP by its General Partner RP Investment Advisors GP Inc. (05/15/2026)
- RP Select Opportunities Master Fund Ltd.: /s/ Richard Pilosof, Richard Pilosof, Chief Executive Officer, RP Investment Advisors LP by its General Partner RP Investment Advisors GP Inc. (05/15/2026)
- RP Debt Opportunities Fund Ltd.: /s/ Richard Pilosof, Richard Pilosof, Chief Executive Officer, RP Investment Advisors LP by its General Partner RP Investment Advisors GP Inc. (05/15/2026)
- RP Alternative Global Bond Fund: /s/ Richard Pilosof, Richard Pilosof, Chief Executive Officer, RP Investment Advisors LP by its General Partner RP Investment Advisors GP Inc. (05/15/2026)
- RP Alternative Credit Opportunities Fund: /s/ Richard Pilosof, Richard Pilosof, Chief Executive Officer, RP Investment Advisors LP by its General Partner RP Investment Advisors GP Inc. (05/15/2026)